Exhibit 99.1

For Immediate Release

TFI International to Hold Annual Meeting of Shareholders and Report First Quarter Results

Montreal, Quebec, April 4, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it will hold an Annual Meeting of shareholders on Wednesday, April 26, 2023 at 1:30 p.m. (Eastern Time). The meeting will be available by way of telephone conference call. The dial-in number for the meeting is 1-877-704-4453 or 1-201-389-0920. Shareholders are asked to participate in the meeting by telephone and to vote their shares prior to the meeting by returning their proxy form or voting instruction form, voting online or using the toll-free telephone number set out on the proxy or voting instruction form. During the telephone meeting, shareholders will be able to ask questions but will not be able to vote. Attendance for the meeting at the Company’s head office will be strictly limited to the Company’s registered shareholders and duly-appointed proxyholders.

On Tuesday, April 25, the Company will issue its financial results for the first quarter ended March 31, 2023 via news release after the market close. The Company will then hold a conference call for analysts and investors with Alain Bédard, Chairman, President and Chief Executive Officer, on Wednesday, April 26 at 8:30 a.m. Eastern Time, to discuss the quarterly results. Business media are also invited to listen to the call. Please dial in 10 minutes prior to the start of the call.

Details of quarterly results conference call:

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Date: Wednesday, April 26, 2023
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Time: 8:30 a.m. Eastern Time
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Call-in number: 1-877-704-4453 or 1-201-389-0920

A recording of the call will be available until midnight, May 10, 2023, by dialing 1-844-512-2921 or 1-412-317-6671 and entering passcode 13737329.

Finally, TFI International Inc.’s 2022 Annual Report is now available on the Company’s website at:

www.tfiintl.com/en/presentations-and-reports/.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com/.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com